SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

EXTRAORDINARY GENERAL MEETING

OF JULY 28, 2023

Consolidated Summary Statement of Remote Voting

São Paulo, July 27, 2023 – Braskem S.A. (“Braskem”) (B3: BRKM3, BRKM5 e BRKM6; NYSE:BAK; LATIBEX: XBRK), in compliance with CVM Resolution No. 81/22, as amended, hereby disclose to its shareholders and the market in general the summary voting statements, which reflects the same content as the map with the voting instructions received from Itaú Corretora de Valores S.A. (“Stock Transfer Agent") disclosed on July 25, 2023, considering that no voting instructions were received directly by the Company, referring to the Extraordinary General Meeting of the Company called to be held on July 28, 2023, as APPENDIX I.

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or sending an e-mail to braskem-ri@braskem.com.br.

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EXHIBIT I

EXTRAORDINARY GENERAL MEETING

OF JULY 28, 2023

Consolidated Summary Statement of Remote Voting

Code of the Resolution	Description of the Resolution	Vote	Total Number of Shares	Number of Shares (Common Shares)	Number of Shares (Preferred Shares Class “A”)	Number of Shares (Preferred Shares Class “B”)
Extraordinary General Meeting
1	Approval of the Company’s new Long Term Incentive Plan, as per managements proposal.	ABSTAIN	-	-	-	-
		APPROVE	-	-	-	-
		REJECT	10,500	5,000	5,500	-
2	Separate election of an alternate member of the Company’s Fiscal Council by holders of non-voting preferred shares or with restricted voting rights Paulo Roberto Bellantani Brandão	ABSTAIN	-	-	-	-
		APPROVE	28,530,569	5,000	28,525,569	-
		REJECT	-	-	-	-

(*) Considering that no voting instructions were received directly by the Company, the above map reflects a true copy of the document sent by the bookkeeper. However, it should be noted that in the aforementioned map votes are being indicated by: (i) shareholders holding preferred shares on item 1, in which only shareholders holding common shares may vote; and (ii) shareholders holding common shares on item 2, in which only shareholders holding preferred shares may vote, it being certain that these votes will be disregarded when the final vote is determined."

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2023

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.